UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 000-27231
CUSIP Number: 97653A10-3

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	June 30, 2007
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Wireless Facilities, Inc.
Full Name of Registrant

Former Name if Applicable

4810 Eastgate Mall
Address of Principal Executive Office (Street and Number)

San Diego, California 92121
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 by the prescribed date due to the Registrant’s ongoing internal review of its past practices for granting and pricing stock options.  This voluntary review was proactively initiated by the Registrant’s management team, with oversight from its board of directors and outside legal counsel.  The Registrant will not be in a position to file its Annual Report on Form 10-K for the year ended December 31, 2006, its Quarterly Report on Form 10-Q for the quarter ended March 31, 2007 or its Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 until after the completion of the review, which will not occur within the prescribed time period for the filing of such Form 10-Q (including the extension under Rule 12b-25).  The Registrant is making every effort to complete its review and file the Form 10-K and the Forms 10-Q as soon as practicable after the completion of the review.

The Registrant’s internal review of its past practices for granting and pricing stock options and other potentially related issues is ongoing and the determinations discussed in this form are preliminary. In addition, the Registrant’s review and possible outcomes of such review may have an impact on the amount and timing of previously awarded stock-based compensation and other additional expenses to be recorded, the Registrant’s ability to file reports with the SEC on a timely basis, potential claims relating to such matters, including shareholder or employee litigation and action by the SEC and/or other governmental agencies, and negative tax or other implications for the Registrant resulting from any accounting adjustments or other factors.

Information in this form regarding the timing of the completion of the Registrant’s filing of the delayed Form 10-Q and statements regarding the status of its ongoing review, as well as other expectations and beliefs, are forward-looking statements that involve risks and uncertainties. All forward-looking statements included in this form are based upon information available to the Registrant as of the date of this form, which may change, and the Registrant assumes no obligation to update any such forward-looking statement. These statements are not guarantees of future performance and actual results could differ materially from the Registrant’s current expectations. Factors that could cause or contribute to such differences include the final outcome of the internal review and other risks detailed from time to time in the Registrant’s SEC reports and filings, including its Form 10-K, filed on April 3, 2006 and subsequent Form 10-Q and Form 8-K reports.

(Attach extra Sheets if Needed)

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	James Edwards, Senior Vice President and General Counsel	(858)	228-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).

			☐ Yes ☒ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No*

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

* Because of the independent investigation regarding timing of past stock option grants and other potentially related issues discussed in Part III above, the Registrant has not checked either box in Part IV subsection 3, as it is not possible at this time for the Registrant to determine whether any significant change in results of operations from the corresponding period for the last fiscal year will be reflected in the earnings statements to be included in the Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2007.

WIRELESS FACILITIES, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	August 10, 2007	By	/s/ James Edwards
James Edwards
Senior Vice President, General Counsel

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).